BRAVO RESOURCE PARTNERS LTD.
4155 E. Jewell Ave., Suite 500
Denver, Colorado 80222

November 3, 2006

Mr. David R. Humphrey
   Accounting Branch Chief
Mr. Lyn Shenk
   Assistant Chief Accountant
Ms. Beverly A. Singleton
   Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Bravo Resource Partners Ltd.
Supplemental response letter dated September 29, 2006 regarding
The Form 10-KSB for fiscal year ended July 31, 2005 and Forms
10-QSB for qtrs ended October 31, 2005, January 31, 2006, and
April 30, 2006
File No. 0-30770

Dear Mr. Humphrey, Mr. Shenk, and Ms. Singleton:

I just received the October 10, 2006 supplemental response letter. Please forward all future correspondence to the address listed above. I do not receive mail sent to the South Peoria Street address to which the supplemental response was sent.

We will comply with the comments in the supplemental response letter (dated October 10, 2006). I will review the October 10, 2006 letter in detail and provide any supplemental information requested.

We thank you for the review and the courtesy of your supplemental response. I look forward to working with you.

Sincerely,

                        /s/ Ernest Staggs
Ernest Staggs
Chief Financial Officer
Bravo Resource Partners Ltd.